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                UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b). (Print or Type Responses)

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1.   Name and Address of Reporting Person*

     Hensel                         Emil
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     (Last)                         (First)             (Middle)

     2538 NW 64th Street
--------------------------------------------------------------------------------
                                    (Street)

     Boca Raton                     FL                   33496
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     (City)                         (State)              (Zip)

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2.   Issuer Name and Ticker or Trading Symbol

     Cross Country, Inc. (CCRN)

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3.   IRS Identification Number of Reporting Person, if an entity (Voluntary)


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4.   Statement for Month/Year

     August 2002
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5.   If Amendment, Date of Original (Month/Year)

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6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [X]  Director                             [ ]  10% Owner
     [X]  Officer (give title below)           [ ]  Other (Specify below)

     Chief Financial Officer

--------------------------------------------------------------------------------
7.   Individual or Joint/Group Filing (Check Applicable Line)

     [X]  Form filed by One Reporting Person
     [ ]  Form filed by More than One Reporting Person

================================================================================

================================================================================
           TABLE I -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                             OR BENEFICIALLY OWNED
================================================================================

                                                                                                   6.
                                                    4.                              5.             Owner-
                                                    Securities Acquired (A)         Amount of      ship
                                       3.           or Disposed of (D)              Securities     Form:      7.
                         2.            Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct     Nature of
                         Transaction   Code         --------------------------      Owned at End   (D) or     Indirect
1.                       Date          (Instr. 8)              (A)                  of Month       Indirect   Beneficial
Title of Security        (Month/       -----------   Amount     or     Price        (Instr. 3      (I)        Ownership
(Instr. 3)               Day/Year)     Code    V               (D)                  and 4)         (Instr.4)  (Instr. 4)
-----------------------------------------------------------------------------------------------------------------------------------

Common Stock             8/22/02       X             7,000     A       7.75         51,059           D
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                    42,349           I        By wife
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     7,452           I        By son (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     7,452           I        By son (1)
-----------------------------------------------------------------------------------------------------------------------------------
                                                                                     7,453           I        By daugther
-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

-----------------------------------------------------------------------------------------------------------------------------------

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

*    If the Form is filed by more than one  reporting  person,  see  Instruction
     5(b)(v).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.


                                                                      (Over)
                                                             SEC 1474 (3-99)

            TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF,
                              OR BENEFICIALLY OWNED
         (e.g., puts, calls, warrants, options, convertible securities)
================================================================================

                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
              2.                                                                                          Deriv-    of
              Conver-                         5.                               7.                         ative     Deriv-   11.
              sion                            Number of                        Title and Amount           Secur-    ative    Nature
              or                              Derivative    6.                 of Underlying     8.       ities     Secur-   of
              Exer-                  4.       Securities    Date               Securities        Price    Bene-     ity:     In-
              cise          3.       Trans-   Acquired (A)  Exercisable and    (Instr. 3 and 4)  of       ficially  Direct   direct
              Price         Trans-   action   or Disposed   Expiration Date    ----------------  Deriv-   Owned     (D) or   Bene-
1.            of            action   Code     of(D)         (Month/Day/Year)            Amount   ative    at end    In-      ficial
Title of      Deriv-        Date     (Instr.  (Instr. 3,    ----------------            or       Secur-   of        direct   Owner-
Derivative    ative         (Month/  8)       4 and 5)      Date     Expira-            Number   ity      Month     (I)      ship
Security      Secur-        Day/     ------   ------------  Exer-    tion               of       (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)    ity           Year)    Code V   (A)   (D)     cisable  Date      Title    Shares   5)       4)        4)       4)
------------------------------------------------------------------------------------------------------------------------------------


Employee      Exercise      8/22/02  X              7,000   (2)      12/16/09  Common   7,000    7.75(3)  403,155   D
Stock                                                                          Stock
Option
(right
to buy)
------------------------------------------------------------------------------------------------------------------------------------

====================================================================================================================================

Explanation of Responses:

(1) Mr. Hensel's two sons are adult and as a result, he disclaims beneficial ownership of these shares.

(2) The option is subject to the vesting schedule set forth in the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan. The option is immediately exercisable as to 256,347 shares. The option will be exercisable as to 307,617 shares as of December 16, 2002, 358,885 shares as of June 16, 2003 and 410,155 shares as of December 16, 2003. After this transaction, the option is immediately exercisable as to 249,347 shares and the option will be exercisable as to 300,617 shares as of December 16, 2002, 351,885 shares as of June 16, 2003 and 403,155 shares as of December 16, 2003.

(3) Pursuant to the Amended and Restated Cross Country, Inc. 1999 Equity Participation Plan, the first tranche of 73,396 shares will be exercisable at $7.75 per share, the second tranche of 138,157 shares will be exercisable at $11.62 per share, the third tranche of 138,157 shares will be exercisable at $15.50 per share, the fourth tranche of 30,222 shares will be exercisable at $19.37 per share and the remaining tranche of 30,223 shares will be exercisable at $23.25 per share. After this transaction the first tranche will be reduced by 7,000 shares to 66,396 shares, which shares will be exercisable at $7.75 per share and the remainder of the tranches will be exercisable in the amounts and at the prices described above.


Emil Hensel


/s/ Emil Hensel                                                       8/23/02
----------------------------                                          ---------
**Signature of Reporting Person                                       Date


**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

  See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, See Instruction 6 for procedure.

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB Number.